

Mail Stop 3030

July 13, 2017

<u>Via E-mail</u>
Peter Altman
Chief Executive Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, California 94070

      Re: **BioCardia, Inc.**
               Amendment No. 1 to Registration Statement on Form S-3
               Filed June 28, 2017
               File No. 333-218124
               Form 10-K for Fiscal Year Ended December 31, 2016
               Response dated June 28, 2017
               File No. 000-21419

Dear Dr. Altman:

We have reviewed your amended registration statement and your June 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2017 letter.

<u>Amendment No. 1 to Registration Statement on Form S-3</u>

<u>Information Incorporated by Reference, page 30</u>

1.   Please specifically incorporate by reference the Form 8-K that you filed June 21, 2017.

<u>Exhibits</u>

2.   We note your response to prior comment 2. Indentures covering the debt securities to be issued in a registration statement must be qualified at the time the registration statement relating to those debt securities becomes effective. File the indentures, not merely forms.

3.   Revise the descriptions of exhibits 4.3 and 4.5 to reflect the substance of the second paragraph of your response to prior comment 2.

Form 10-K for Fiscal Year Ended December 31, 2016

4.   We may have further comment after you revise your Form 10-K as indicated in your responses, including your responses to prior comments 7, 12 and 21.

Business, page 1

5.   Expand your response to prior comment 8 to address all identified parties, not merely those described on page 1. Also tell us whether your reference to the authors on pages 6 and 8 is intended to incorporate their conclusions by reference.

6.   Expand your response to prior comment 9 to address all claims of safety and efficacy in your document. We note for example your disclosure at the top of page 6 regarding safety. If claims of safety and efficacy are appropriate under FDA rules only after a product has been cleared for sale, please revise your disclosure of claims regarding products that have not been so cleared.

Sales of a substantial number of shares of our Common Stock, page 59

7.   Expand your response to prior comment 16 to tell us the specific date that sales in reliance on Rule 144 would be permitted by Rule 144(i) and that sales would be permitted under the lock-up agreement.

Executive Compensation, page 99

8.   We note your response to prior comment 18. Please provide the disclosure required by Regulation S-K Item 402 for all individuals who served as the registrant's principal executive officer during the last completed fiscal year and for each person who served as a director during any part of the last completed fiscal year. For guidance, see Regulation S-K Compliance and Disclosure Interpretation 127.01.

Security Ownership, page 99

9.   When you revise your document as indicated in response to prior comment 19, please include the disclosure required by the last sentence of Regulation S-K Item 403(b).

Certain Relationships, page 99

10.   When you revise your document as indicated in response to prior comment 20, please disclose the nature and type of consulting services contemplated by the agreement. Also

disclose the nature and type of consulting that the related person provided you during the period that Item 404 requires you to address.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Michael J. Danaher